Exhibit T3A.9

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 09:00 AM 06/07/1993 931585315 - 2339416

CERTIFICATE OF INCORPORATION

OF

CITIZENS TELECOMMUNICATIONS COMPANY OF UTAH

FIRST:        The name of the corporation is Citizens Telecommunications Company of Utah.

SECOND:   The address of its registered office is in Kent County, Delaware at 32 Loockerman Square, Suite L-100, Dover, Delaware 19901.

The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc.

THIRD:       The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH:   The total number of shares of capital stock which the corporation shall have authority to issue is one hundred (100) shares of common stock, $10.00 par value per share.

FIFTH:        The name and address of the incorporator is:

Charles J. Weiss	High Ridge Park Stamford Stamford, CT 06905

SIXTH:       The powers of the incorporator terminate upon the filing of this certificate of incorporation. The names and addresses of the directors who are to serve until the first annual meeting of stockholders or until their successors are elected and qualify are:

Name	Address

Leonard Tow	High Ridge Park Stamford, CT 06905

Daryl A. Ferguson	High Ridge Park Stamford, CT 06905

Donald K. Roberton	High Ridge Park Stamford, CT 06905

SEVENTH: In addition to the powers conferred under the General Corporation Law, the board of directors shall have power to adopt, amend, or repeal the by-laws of the corporation.

EIGHTH:   Subject to any contrary provision of the General Corporation Law, the books of the corporation may be kept at such place or places, within or without the State of Delaware, as may be designated from time to time by the board of directors or in the by-laws of the corporation.

NINTH:       The election of directors need not be by written ballot unless the by- laws of the corporation shall so provide.

TENTH:      To the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time, or in analogous provisions of successor law, there shall be no liability on any part of any director of the corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a Director of the Corporation existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.

ELEVENTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by law, and all rights conferred herein upon stockholders and directors are granted subject to this reservation.

TWELFTH: The corporation may indemnify officers, directors, employees/and agents to the fullest extent allowed by Section 145 of the General Corporation Law.

I, THE UNDERSIGNED, being the incorporator hereinbefore named, do make this Certificate for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware; and intending that this be an acknowledgement within the meaning of Section 103 of the General Corporation Law, have executed this document on June 4, 1993.

/s/ Charles J. Weiss
Charles J. Weiss